Weber Inc.

February 16, 2023

Re:	Weber Inc.

Schedule 13E-3/A filed January 30, 2023

Schedule 13E-3 filed January 17, 2023

Filed by BDT Capital Partners, LLC

SEC File No. 5-92785

Ms. Christina Chalk

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Chalk:

Weber Inc. (the “Company”) has submitted today to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and has filed with the SEC the Company’s Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Amended Schedule 13E-3”). This letter and the Amended Schedule 13E-3 set forth the Company’s responses to the comments of the Staff contained in your letter dated February 13, 2023 (the “Comment Letter”), relating to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the SEC on January 17, 2023, and Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the SEC on January 30, 2023 (as so amended, the “Initial Schedule 13E-3”).

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Initial Schedule 13E-3. All references to page numbers in these responses are to pages of the Company’s Definitive Information Statement filed with the SEC on Schedule 14C on January 30, 2023 (the Information Statement”).

Schedule 13E-3/A filed January 30, 2023

Additional Information about the Projections, page 56

1.	Summarize the material assumptions and limitations underlying the projections, including the specific business strategies and plans referenced at the bottom of page 56.

Response: Revised disclosure has been added to Items 4 and Item 9 of the Amended Schedule 13E-3.

Position of the BDT Entities in Connection with the Merger, page 58

2.

To the extent that the BDT Entities seek to rely on the CenterView analyses and presentations to support their finding of fairness to unaffiliated shareholders, please revise to specifically adopt those analyses and conclusions, or expand to describe how the BDT Entities themselves considered them.

Response: We respectfully advise the Staff that the BDT Entities do not seek to rely on the CenterView analyses and presentations to support their finding of fairness to unaffiliated shareholders. However, the BDT Entities considered a variety of procedural factors related to the fairness of the Merger, including that the Special Committee received the CenterView analyses and presentations, which were subsequently confirmed by CenterView’s written opinion dated December 10, 2022 to the Special Committee. Please refer to the sixth bullet on page 60 of the Information Statement for a full description of the BDT Entities’ consideration of CenterView’s analysis, presentations and written opinion.

Purposes and Reasons of the BDT Entities in Connection with the Merger, page 62

3.

Specifically address the BDT Entities’ reasons for the timing of this transaction, given that the factors listed in support of it have existed for some time. In addition, describe the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

Response: In response to the Staff’s comment requesting that the BDT Entities specifically address their reasons for the timing of the transaction, revised disclosure has been added to Items 4 through 8 of the Amended Schedule 13E-3. In response to the Staff’s comment requesting that the BDT Entities describe the reasons for the structure of the transaction, we respectfully refer the Staff to the second sentence under the heading “The Special Factors – Purposes and Reasons of the BDT Entities in Connection with the Merger” on page 62 of the Information Statement.

*    *    *

Should you have any questions or comments with respect to the Amended Schedule 13E-3 or this letter, please contact Marc O. Williams at (212) 450-6145.

VIA EDGAR	Sincerely,

/s/ Erik Chalut

Erik Chalut
General Counsel Weber Inc. 1415 Roselle Road Palatine, IL 60067

Copies to:

c/o BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100
Chicago, Illinois 60611

David J. Perkins
Aaron M. Gruber
Maurio A. Fiore
Cravath, Swaine & Moore LLP 825 8th Avenue
New York, NY 10019

Marc O. Williams
Davis Polk & Wardwell LLP 450 Lexington Avenue
New York, NY 10017

Melissa Sawyer
Matthew B. Goodman
Sullivan & Cromwell LLP 125 Broad Street
New York, NY 10004

VIA EMAIL